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                                                                    Exhibit 99.1



                                  PRESS RELEASE
                            No.TEL.457/PR.000/UHI/02

                    TELKOM AND ARIANESPACE SIGN AGREEMENT FOR
                       TELKOM-2 SATELLITE LAUNCH SERVICES

BANDUNG, NOVEMBER 8TH, 2002, Following the PT Telekomunikasi Indonesia Tbk. ("TELKOM") press release dated October 25th 2002 regarding the TELKOM-2 satellite , we hereby announce that on November 8, 2002 PT TELKOM has signed a contract with ARIANESPACE S.A. ("ARIANESPACE"), based in Evry, France, to provide launch services for the TELKOM-2 satellite.

TELKOM will make an initial payment equivalent to approximately 43.7% of the total contract value which amount to approximately US$ 62.9 million. The remaining amount will be paid in cash through three installments, as follows:
     -    14.3% in Q1 2004
     -    31.8% in Q2 2004
     -    10.2% in Q3 2004

The contract covers the cost of the launch, financing, and guarantees.

The TELKOM-2 satellite will be lofted by an Ariane 5 ECA rocket from the European Spaceport in French Guiana. It will be placed at 118 degrees East longitude, which enables TELKOM-2 to replace the existing Palapa B-4 satellite, and bolster TELKOM's coverage in Southern Asia and the Indian subcontinent, in addition to its Indonesian capacity. The TELKOM-2 satellite is scheduled to be launched sometime between November 1st, 2004 and January 31st, 2005.


/s/ Setiawan Sulistyono
-----------------------
SETIAWAN SULISTYONO
HEAD OF INVESTOR RELATIONS UNIT

For further information please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK.

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BANDUNG:                                    JAKARTA:
PHONE:   62-22-4527337                      PHONE: 62-21-5215109
FAX:     62-22-7104743                      FAX:   62-21-5220500
E-mail:  INVESTOR@TELKOM.CO.ID
Website: www.telkom.co.id
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